Exhibit 3.2

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

TRANSCODE THERAPEUTICS, INC.

(Pursuant to Sections 141, 228 and 242 of the

General Corporation Law of the State of Delaware)

TransCode Therapeutics, Inc. (hereinafter called the “Corporation"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware, does hereby certify as follows:

1.	The name of the corporation is TransCode Therapeutics, Inc. The original Certificate of Incorporation of this corporation was filed with the Secretary of State of the State of Delaware on January 11, 2016 under the corporate name TransCode Therapeutics, Inc.

2.	This Certificate of Amendment of the Certificate of Incorporation was duly adopted by the Board of Directors and stockholders of the Corporation in accordance with the applicable provisions of Sections 141, 228 and 242 of the General Corporation Law.

3.	The Certificate of Incorporation is hereby amended by deleting the first paragraph of Article FOURTH in its entirety and inserting the following in lieu thereof:

“FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is Twenty-Five Million (25,000,000) of which (a) Twenty Million (20,000,000) shares shall be Common Stock, $0.0001 par value per share, (“Common Stock"), and (b) Five Million (5,000,000) shares shall be Preferred Stock, $0.0001 par value per share, (“Preferred Stock"), which Preferred Stock shall be undesignated unless and until designated by the Board of Directors of the Corporation.”

IN WITNESS WHEREOF, the Corporation has authorized this Certificate of Amendment to be signed on this 18th day of December, 2020.

/s/ Robert Michael Dudley
Robert Michael Dudley
President and Chief Executive Officer